UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 2, 2020, Husky Energy Inc. issued a press release announcing its Husky Thermal and Liwan Gas Project Update. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
Date: September 2, 2020		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Thermal and Liwan Gas Project Update

Project completion enhances free cash flow

Husky has achieved first oil at the Spruce Lake Central thermal project in Saskatchewan and is moving towards startup of the Liuhua 29-1 field at the Liwan Gas Project.

Spruce Lake Central, Husky’s sixth 10,000-barrel-per-day thermal bitumen project since 2015, has been completed safely, on schedule and on budget with enhanced COVID-19 health protocols in place.

In the Asia Pacific region, the tie-in of the Liuhua 29-1 field at the Liwan Gas Project is now complete, with first gas production and sales expected early in the fourth quarter.

“Both Spruce Lake Central and the Liuhua 29-1 field are expected to generate immediate strong free cash flow at current pricing as they come onstream,” said CEO Rob Peabody. “Our portfolio of lower-cost, higher margin projects reinforces our resilience in a challenging market environment.”

Spruce Lake Central began steaming in the second quarter of 2020, and will ramp up to full production over the next couple of months.

Husky’s Saskatchewan thermal projects are directly linked to its Lloydminster Upgrader, Asphalt Refinery and Midwest U.S. refineries, with access to secured pipeline capacity and ample storage to maximize available margins. They are also not subject to the government-mandated production quotas that remain in place in Alberta.

Offshore China, Husky and its partner CNOOC have advanced the Liuhua 29-1 field to mechanical completion ahead of schedule and below budget, despite the challenges of the COVID-19 pandemic. First production and gas/liquids sales are expected to start by November.

Target production is 45 mmcf/day of gas and 1,800 bbls/day of liquids when fully ramped up, reflecting Husky’s 75% working interest plus exploration cost recovery volumes.

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Manager, Communication Services

403-298-7088

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the expected timing of ramp-up to full production at Spruce Lake Central; expectations regarding free cash flow generation of Spruce Lake Central and Liuhua 29-1 at current pricing as they come on stream; the expected timing of first gas production and gas/liquids sales at Liuhua 29-1; and target gas and liquids production volumes at Liuhua 29-1 when fully ramped up.

There are numerous uncertainties inherent in projecting future rates of production. The total amount or timing of actual future production may vary from production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three and six months ended June 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

NON-GAAP MEASURES

This news release contains references to the term “free cash flow”. Free cash flow is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities, as determined in accordance with International Financial Reporting Standards, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period, and is not used to enhance the Company’s reported financial performance or position. Free cash flow equals cash flow – operating activities plus change in non-cash working capital less capital expenditures.

DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated, projected Husky working interest production volumes provided are gross, which represents the Company’s working interest share before deduction of royalties.

2 HUSKY ENERGY INC.